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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT Processing
FORM X-17A-5 Section
PART III FEB 2 8 2011

SEC FILE NUMBER
8- 52068

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FALLBROOK CAPITAL SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 FALLBROOK AVENUE, SUITE 111

(No. and Street)

WEST HILLS   CA   91307
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.

(Name – if individual, state last, first, middle name)

863 FLAT SHOALS RD SE, SUITE C-369   CONYERS   GA   30094
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

JP 3/14/2011

OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of _____ , 20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALLBROOK CAPITAL SECURITIES CORPORATION

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FALLBROOK CAPITAL SECURITIES CORPORATION

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corporation as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 18, 2011

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSET - cash	$	56,562
TOTAL	$	56,562

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITY - commissions payable	$	17,173
Total liabilities		17,173
STOCKHOLDER'S EQUITY:		
Capital stock no par value, 100 shares authorized, issued and and outstanding		
Additional paid-in capital		17,500
Retained earnings		21,889
Total stockholder's equity		39,389
TOTAL	$	56,562

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:		
Commissions	$	211,480
M&A fees		242,773
Total revenue		454,253
EXPENSES:		
Commissions, salaries and benefits		358,253
Legal and professional fees		50,890
Taxes, licenses and permits		14,461
Occupancy and administrative		31,279
Total expenses		454,883
Net loss before other income		(630)
OTHER INCOME - interest		157
NET LOSS	$	(473)

See Independent Auditors' Report and
Notes to Financial Statements.

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

STOCKHOLDER'S EQUITY, JANUARY 1	$	39,862
Net loss		(473)
STOCKHOLDER'S EQUITY, DECEMBER 31	$	39,389

FALLBROOK CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:		
Net loss	$	(473)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable		8,209
Net cash provided by operating activities		7,736
NET INCREASE IN CASH		7,736
CASH AT BEGINNING OF YEAR		48,826
CASH AT END OF YEAR	$	56,562

FALLBROOK CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Business

    Fallbrook Capital Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. Currently the Company can engage in business set forth as follows:

    "The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a mergers and acquisitions consultant on a fee for service basis."

    Basis of Presentation

    The Company's main office is located in West Hills, California and has twelve registered persons. The Company's revenue is derived from (1) commissions generated, on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) From fees generated from mergers and acquisitions activities, also on a best efforts basis.

    Income Taxes

    The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

    Estimates

    The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net net capital of $39,389, which was $34,389 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 43.6%.

3.   **RELATED PARTY TRANSACTIONS**

During 2010, the Company paid its sole shareholder commissions totaling $90,000 which is reflected on the statement of operations as commissions, salaries and benefits.

4.   **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

5.   **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

FALLBROOK CAPITAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 39,389
NET CAPITAL	$ 39,389
AGGREGATE INDEBTEDNESS -	
Commissions payable	17,173
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	$ 34,389
Excess net capital at 1,000 percent	37,672
Percentage of aggregate indebtedness to net capital	43.60%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2010.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

Board of Directors
FALLBROOK CAPITAL SECURITIES CORPORATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 11 and 12 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fallbrook Capital Securities Corp, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Fallbrook Capital Securities Corp's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fallbrook Capital Securities Corp's management is responsible for the Fallbrook Capital Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. There were no adjustments reported in Form SIPC-7, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J Bendon & Company

Atlanta, Georgia
February 18, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ~~Dec 31~~ , 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fallbrook capital Securtes corp
6700 Fallbrook Ave #111
West Hills, CA 91307
818-712-6931

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Carrard 404-401-4185

2. A. General Assessment (item 2e from page 2)

$ 901.86

B. Less payment made with SIPC-6 filed (exclude interest)

(378.36)

7/15/10
Date Paid

C. Less prior overpayment applied

( )

D. Assessment balance due or (overpayment)

523.50

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

$ 523.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)

$ 523.50

H. Overpayment carried forward

$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fallbrook capital Securts corp
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

President
(Title)

Dated the 3rd day of Feb , 20 2011

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning _1-1-10_, 20_10_ and ending _12-31_, 20_10_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _360,743_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ _360,743_

2e. General Assessment @ .0025 $ _901.86_

(to page 1, line 2.A.)

12

2

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
FALLBROOK CAPITAL SECURITIES CORPORATION

In planning and performing our audit of the financial statements and supplementary schedule of
Fallbrook Capital Securities Corporation (the "Company"), as of and for the year ended December 31, 2010
we considered its internal control, including control activities for safeguarding securities, in order to determine
our auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)
in making the periodic computations of aggregate indebtedness (or aggregate debits) and net
capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and the practices and procedures referred to in the preceding
paragraph, and to assess whether those practices and procedures can be expected to achieve the
SEC's above mentioned objectives. Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable but not absolute assurance that assets for
which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with management's authorization
and recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.


See Independent Auditors' Report and
Notes to Financial Statements.
13


Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Borden & Company

Atlanta, Georgia
February 18, 2011

FALLBROOK CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.